MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of the
Financial Condition and Results of Operations
for the Three and Six Months Ended September 30, 2015

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Products Ltd. (“Millar Western” or “the Company” or “we” or “our”) is based upon and should be read in conjunction with our unaudited interim financial statements and the accompanying notes thereto included elsewhere in this quarterly report filed on Form 6-K and our 2014 annual MD&A and the 2014 audited financial statements and notes thereto included in our annual report filed on Form 20-F and available on EDGAR. The information in this MD&A is as of November 3, 2015.

Preparation and Presentation of Financial Information

We prepare our financial statements in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the values recorded in the statements. On an ongoing basis, management reviews its estimates, including those related to useful lives for amortization, impairment of long-lived assets, certain accounts receivable, pension and other employee future benefit plans and asset retirement and deferred reforestation obligations, based upon currently available information. While it is possible that circumstances may arise that cause actual results to differ from these estimates, management does not believe it likely that any such differences will materially affect our financial condition.

Internal controls over financial reporting

During the quarter ended September 30, 2015, there were no changes in our internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, our reported results.

Non-GAAP financial measures

We define Adjusted EBITDA as operating earnings plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes both realized and unrealized gains and losses on foreign exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with only the realized portion of such income or expense being included in Adjusted EBITDA and both the realized and unrealized portion being included in the determination of operating earnings. Adjusted EBITDA is not a measure of operating performance or liquidity under IFRS or U.S. GAAP. Such terms, as used in this annual report, are not necessarily comparable with similarly titled measures of other companies. Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS.

Forward-looking statements

Certain statements in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

•	the future demand for, and sales volumes of, our lumber and pulp products;
•	future production volumes, efficiencies and operating costs;
•	increases or decreases in the prices of our products;
•	our future stability and growth prospects;
•	our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
•	our future profitability and capital needs, including capital expenditures;
•	the outlook for and other future developments in our affairs or in the industries in which we participate; and
•	the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this quarterly report on Form 6-K may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are made only as at the date of this report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

General Information about the Company

Operations and sales

Millar Western is a privately owned, integrated forest products company active in Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

We are headquartered in Edmonton and own and operate four production facilities, including a BCTMP mill and a sawmill at an integrated complex in Whitecourt and sawmills in Boyle and Fox Creek. We are currently constructing a bioenergy facility adjacent to the Whitecourt BCTMP mill that will convert organic matter in pulp mill waste into renewable energy for consumption by our pulp operations.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air-dried metric tonnes (ADMT). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, timber for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt, Boyle and Fox Creek sawmills have annual capacities of 330 million foot board measure (mmfbm), 80 mmfbm and 120 mmfbm, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Seasonality

We conduct the majority of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital, in the form of log inventory. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory is typically valued at approximately $40-45 million, with $5-10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest generally delivered in the following year’s first quarter. These log inventories are consumed through the year and typically reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Fiber

Approximately 91% of the fiber required for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber supply security and cost stability. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). We employ progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have achieved certification under third-party-audited, internationally-recognized environmental standards.

Energy and other key commodities

We use both electricity and natural gas as sources of energy in our pulp and lumber operations, and fluctuations in the cost of these inputs can have a significant impact on our cost of products sold.

In Alberta, the electrical energy market is not regulated, and pricing can and does fluctuate significantly. As a party in a power purchase syndicate, we hold long-term rights under a Power Purchase Arrangement in order to insulate our pulp and lumber operating segments from volatility in the electricity market. The benefit of these power purchase rights is allocated to each operating segment based on its electricity consumption.

Natural gas is supplied to our operations under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity-price forward contracts. We also have rights to a natural gas storage facility located in Saskatchewan that enable us to dampen seasonal market price variations by storing gas during periods of low gas pricing and withdrawing gas during periods of higher pricing.

Our Whitecourt pulp mill’s requirements for hydrogen peroxide and caustic, which are the main chemicals used in our pulp bleaching process, and other chemicals are supplied by major producers and covered by contracts of varying terms and conditions, providing some level of price stability.

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta) and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended-aeration activated-biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands, and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill currently disposes of its wood waste by incineration, but we are actively seeking alternatives for disposal or use of these byproducts.

The Whitecourt pulp mill is currently implementing a bioenergy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

Results of Operations

Earnings overview

The following table sets out our financial results for the three and nine months ended September 30, 2015, the immediately prior quarter ended June 30, 2015, and the three and nine months ended September 30, 2014.

		Three months ended		Nine months ended
	Sep. 30/15	Jun. 30/15	Sep. 30/14	Sep. 30/15	Sep. 30/14
		(in millions)		(in millions)

Statements of earnings data:
Revenue	$94.9	$104.9	$104.0	$295.2	$311.6
Cost of products sold	72.3	78.3	74.2	217.6	210.6
Freight and other distribution costs	17.1	18.6	15.5	49.7	45.5
Depreciation and amortization	3.7	3.6	3.6	10.9	10.7
General and administration	3.9	3.5	4.0	11.6	13.7
Other income	(0.9)	(0.6)	(2.6)	1.1	(3.5)
Operating (loss) earnings	$(1.2)	$1.5	$9.3	$4.3	$34.6
Foreign exchange (loss) gain on borrowings	(17.9)	3.7	(11.1)	(36.6)	(11.8)
Finance expenses	(5.8)	(5.5)	(5.7)	(17.4)	(16.7)
Net loss before income taxes	$(24.9)	$(0.3)	$(7.5)	$(49.7)	$6.1
Income taxes (recovery) expense	(1.4)	(0.2)	0.7	(2.1)	4.3
Net loss and comprehensive loss	$(23.5)	$(0.1)	$(8.2)	$(47.6)	$1.8

Reconciliation of adjusted EBITDA data:
Net loss	$(23.5)	$(0.1)	$(8.2)	$(47.6)	$1.8
(Subtract) add
Income taxes (recovery) expense	(1.4)	(0.2)	0.7	(2.1)	4.3
Foreign exchange loss (gain) on borrowings	17.9	(3.7)	11.1	36.6	11.8
Finance expenses	5.8	5.5	5.7	17.4	16.7
Operating (loss) earnings	$(1.2)	$1.5	$9.3	$4.3	$34.6
Depreciation and amortization	3.7	3.6	3.6	10.9	10.7
Unrealized other expense (income)	2.2	(0.9)	(2.1)	6.1	(1.4)
Adjusted EBITDA	$4.7	$4.2	$10.8	$21.3	$43.9

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.764	0.813	0.918	0.795	0.914
Period end exchange rate (US$ per C$1.00)	0.749	0.801	0.893	0.749	0.893

1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results for the period reflected weak market prices for lumber and pulp, partially offset by the effects of continued favorable exchange rates. Our per-unit sales realizations in both product lines were slightly higher than in the previous quarter but lower than the third quarter in 2014, reflecting increased market supply of lumber and BCTMP.

Lumber shipments declined in the period, reflecting a decrease in demand for low-grade products. Pulp sales volumes were significantly lower quarter-to-quarter, as a result of vessel timing that had increased shipments in the second quarter.

Third quarter revenue of $94.9 million was down from the $104.9 million recorded in the previous period, on lower pulp shipments, and also down from $104.0 million in the third quarter of 2014, due to a combination of lower pulp shipments and decreased lumber prices. Revenue for the first three quarters of 2015 was $295.2 million, down from $311.6 million in the same period of 2014, due to lower commodity prices and a decline in pulp shipments.

At $72.3 million, cost of products sold decreased from the previous quarter, as a decline in pulp shipments outweighed an increase in lumber cost of products sold. The cost of products sold will fluctuate from period to period, based on overall sales volume and the relative proportion of lumber and pulp sales. Compared to 2014, the cost of products sold relative to sales volumes has increased for both lumber and pulp.

Freight and other distribution costs were lower than the second quarter, on decreased pulp volumes, but higher than third quarter of 2014, due to currency effects on pulp shipments denominated in U.S. dollars and to a greater percentage of lumber sales being completed on a delivered basis.

Depreciation and amortization costs were similar to the comparable periods, as the $38.7 million expended year-to-date on plant and equipment was related primarily to the bioenergy project and, thus, to assets under construction that will not be depreciated until available for use. There were no other significant changes in our depreciable assets.

Changes in general and administration costs were primarily related to wage adjustments and profit-sharing provisions, with differing amounts calculated in the current quarter, the prior quarter and the third quarter of 2014.

Other income or expense includes both realized and unrealized gains and losses on commodity derivative contracts and foreign-exchange impacts on U.S.-dollar-denominated working capital balances. Other income of $0.9 million in the quarter was consistent with the previous period but lower than the $2.6 million recorded in the third quarter of 2014, reflecting a foreign exchange gain on working capital balances in that period.

We recorded an operating loss of $1.2 million in the quarter, down from operating earnings of $1.5 million in the previous period and $9.3 million in the same period of 2014.

The decrease in relative value of the Canadian dollar in the current period had a $17.9 million negative impact on the translation of our U.S.-dollar-denominated long-term debt, compared to the $3.7 million gain recorded in the previous quarter and the $11.1 million loss in the same quarter of 2014.

At $5.8 million, financing expenses, which are largely denominated in U.S. dollars, varied slightly from comparable periods, again reflecting changes in the relative value of the Canadian dollar.

After a $1.4 million provision for income tax recovery, we posted a net loss of $23.5 million for the quarter.

We recorded Adjusted EBITDA of $4.7 million for the period, which was up from $4.2 million in the previous quarter and lower than the $10.8 million in the same period of last year, when market conditions were stronger.

Operating results by business segment

Lumber

		Three months ended		Nine months ended
	Sep. 30/15	Jun. 30/15	Sep. 30/14	Sep. 30/15	Sep. 30/14
		(in millions)		(in millions)

Production (total sawmill) - SPF - mmfbm	134.1	136.5	136.5	401.8	403.3
Production (dressed lumber) - SPF - mmfbm	119.1	119.0	121.2	349.1	348.8
Shipments - SPF - mmfbm	134.1	138.6	137.8	399.6	400.1
Benchmark price - SPF#2&Better - US$ per mfbm	$271	$269	$356	282.3	352.7

Revenue	$50.2	$50.2	$53.0	$151.7	$156.6
Cost of products sold	42.7	40.1	42.2	121.5	116.8
Freight and other distribution costs	6.4	6.0	4.0	16.6	11.6
Other realized (income) expense	(2.0)	0.1	0.1	(2.6)	(1.4)
Adjusted EBITDA	$3.1	$4.0	$6.7	$16.2	$29.6
Adjusted EBITDA margin - %	6%	8%	13%	11%	19%

Other unrealized (expense) income	(0.5)	0.5	0.8	(1.5)	0.6
Depreciation and amortization	(1.8)	(1.7)	(1.7)	(5.2)	(5.1)
Operating earnings	$0.8	$2.8	$5.8	$9.5	$25.1

Capital expenditures	$0.8	$1.1	$1.1	$2.5	$3.9

The lumber market remained weak in the third quarter, as increases in supply outpaced any seasonal rise in demand from North America, and sales to China continued to decline. Segment per-unit sales realizations were higher, as a result of a small increase in the benchmark price, combined with a decline in relative value of the Canadian dollar. Compared to the same period last year, the benchmark price was down by 23.9%, while per-unit realizations decreased by 8.4%; this difference reflected both the current quarter’s more favorable exchange rates and the effects of grade mix, as the percentage of low-grade products in inventory has increased.

Lumber sales volumes were down from both comparable periods, due to the timing of shipments and truck availability.

Lumber segment revenue of $50.2 million for the period was unchanged from the second quarter but lower than the third quarter of 2014, and revenue for the first nine months was down 3.1% compared to the same period in 2014, reflecting lower commodity prices.

Segment cost of products sold rose to $42.7 million, compared to $40.1 million in the prior quarter, reflecting a negative market valuation adjustment of $3.4 million on log and lumber inventories.

Other realized income of $2.0 million varied from an expense of $0.1 million in both comparable periods, reflecting gains on derivative contracts and exchange-rate impacts on working capital balances.

The segment generated $3.1 million in Adjusted EBITDA for the quarter, a decline from the $4.0 million recorded in the previous quarter and the $6.7 million posted in the comparable period of 2014.

Other unrealized expense of $0.5 million mainly reflected the period-end mark-to-market valuation of currently held currency contracts, and contrasted with unrealized gains in previous quarters related to the valuation of derivative contracts.

The segment recorded operating income of $0.8 million in the quarter, down from $2.8 million in the second quarter and $5.8 million in the third quarter of 2014. Operating earnings were also lower for the year to date, at $9.5 million, compared to $25.1 million earned in the first three quarters of 2014.

Capital expenditures of $0.8 million in the quarter included a number of small maintenance-of-business expenditures. We expect segment capital spending to total approximately $3 million for the full year.

Pulp

		Three months ended		Nine months ended
	Sep. 30/15	Jun. 30/15	Sep. 30/14	Sep. 30/15	Sep. 30/14
		(in millions)		(in millions)

Production - madmt	78.8	69.8	84.7	217.8	251.0
Shipments - madmt	72.8	90.3	84.8	230.2	249.6
Benchmark price - NBSK, US$ per admt	$967	$980	$1,030	$981	$1,023
Benchmark price - BEK, US$ per admt	$808	$790	$723	$784	$746

Revenue	$44.6	$54.6	$50.9	$143.2	$154.7
Cost of products sold	29.6	38.1	32.0	96.0	93.8
Freight and other distribution costs	10.7	12.6	11.5	33.1	33.9
Other realized (income) expense	(0.9)	0.3	(0.6)	(2.1)	(0.7)
Adjusted EBITDA	$5.2	$3.6	$8.0	$16.2	$27.7
Adjusted EBITDA margin - %	12%	7%	16%	11%	18%

Other unrealized (expense) income	(1.6)	0.4	1.3	(4.5)	0.8
Depreciation and amortization	(1.8)	(1.9)	(1.8)	(5.5)	(5.4)
Operating earnings	$1.8	$2.1	$7.5	$6.2	$23.1

Capital expenditures	$17.3	$16.4	$7.0	$44.1	$7.2

Pulp production in the quarter was higher than in the prior period but lower than the same period of 2014, due to operating issues experienced with the mill’s effluent treatment system. The phased start-up of the bioenergy project (BEP) in the fourth quarter of 2015 is expected to reduce the potential for such seasonal performance issues. Shipments declined quarter-to-quarter, as the second quarter volumes had been positively influenced by the timing of vessel departures.

BCTMP prices have been under pressure in 2015, as demand has declined due to reduced Chinese paperboard production, and supply has increased with the second-quarter re-start of the Paper Excellence BCTMP mill in Chetwynd, British Columbia. At $44.6 million, pulp segment revenue was lower than the previous periods, on decreased shipments. Year-to-date revenue of $143.2 million was lower than the $154.7 million recorded in the first three quarters of 2014, reflecting the impacts of lower sales volumes and prices.

At $29.6 million, segment cost of products sold decreased from the prior periods on lower shipments.

After accounting for other realized income of $0.9 million associated with exchange rate impacts, the pulp segment recorded Adjusted EBITDA of $5.2 million. This was higher than the $3.6 million recorded in the previous period but lower than the $8.0 million recorded in the same period one year earlier.

Taking into account other unrealized income and depreciation, the pulp segment recorded operating earnings of $1.8 million in the period, compared to $2.1 million in the previous quarter and $7.5 million in the third quarter of 2014. Operating earnings in the first three quarters of 2014 were $6.2 million, a decrease from $23.1 million in the same period of 2014 that primarily reflected lower shipments and prices.

Segment capital expenditures for the quarter of $17.3 million included $16.2 million related to the BEP. Net BEP costs in the fourth quarter are expected to be $1.3 million. The Combined Heat and Power (CHP) portion of the project is now operational, but approximately $2.1 million in expenditures associated with completion of the Anaerobic Hybrid Digester (AHD) tanks have been deferred until the second quarter of 2016, which will delay startup of the anaerobic system component of the BEP.

Non-BEP pulp segment expenditures in 2015 will be limited to maintenance-of-business activities and are expected to total approximately $3.0 million for the full year.

Corporate and other

		Three months ended
	Sep. 30/15	Jun. 30/15	Sep. 30/14
		(in millions)

Revenue	$0.1	$0.1	$0.1
General and administration	4.0	3.5	4.0
Other realized income	(0.1)	-	-
Adjusted EBITDA	$(3.8)	$(3.4)	$(3.9)
Depreciation and amortization	-	-	(0.1)
Operating loss	$(3.8)	$(3.4)	$(4.0)

Capital expenditures	$0.2	$0.2	$0.1

Revenue for the corporate and other segment is generated primarily from fees billed to our parent company for administrative services, and was unchanged from the comparable quarters. The segment recorded a $3.8 million operating loss for the quarter, with changes from the comparable periods reflecting differences in profit-sharing provisions, travel costs and wage adjustments.

Summary of financial position

	Sep. 30/15		Jun. 30/15		Sep. 30/14
			(in millions)

Cash	$11.6		$16.2		$48.4
Restricted cash	0.3		-		-
Current assets	134.4		151.9		181.4
Current liabilities	52.6		42.3		40.6
Ratio of current assets to current liabilities	2.6	x	3.6	x	4.5	x
Financial liabilities - borrowings	302.9		287.2		254.2
Shareholder's equity	21.1		44.6		78.6

We ended the period with $11.9 million in cash. During the nine-month period ended September 30, 2015, we increased borrowings by $8.2 million and drew down cash balances by a total of $35.9 million, primarily to fund additions to property, plant and equipment.

Changes in cash

	Nine months ended
	Sep. 30/15	Sep. 30/14
	(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$18.5	$45.8
Net reforestation	(0.8)	(0.7)
Net change in non-cash working capital items	4.8	(15.7)
	22.5	29.4
Investing activities:
Additions to property plant and equipment	(38.6)	(9.8)
Receipt of government grants	-	1.5
Other	(0.3)	0.1
	(38.9)	(8.2)
Financing activities:
Increase in borrowings	8.2	4.0
Repayment of borrowings	(1.7)	(1.0)
Finance expenses paid	(25.2)	(21.5)
Dividends	(0.7)	(1.5)
	(19.4)	(20.0)

(Decrease) increase in cash	$(35.8)	$1.2

Opening Cash	$47.4	$47.2
Closing Cash	$11.6	$48.4

Cash and cash equivalents	$11.6	$48.4
Restricted cash	0.3	-
Total cash	$11.9	$48.4

Operations provided $22.5 million of cash during the first three quarters of 2015. The reduction from $29.4 million in 2014 was the result of lower commodity prices, partially offset by a $5.2 million contribution from working capital. This contrasted with a $15.7 million use of cash from working capital in 2014, with the difference due to a reduction in accounts receivable.

Within investing activities, additions to property, plant and equipment used $38.6 million of cash, with the large increase from 2014 related to continued progress in construction of the BEP.

Finance expenses paid were $25.2 million, up from $21.5 million in the comparable period of 2014, due to the weaker Canadian dollar. However, financing activities were lower, at $19.4 million year-to-date, compared to $20.0 million recorded in the first three quarters of 2014, reflecting an $8.2 million increase in borrowings related to an interim financing loan for the BEP. We have now received the full amount of $20.2 million in interim financing, and the loan was converted to a capital lease on September 15, 2015. Repayment of borrowings in all periods represented principal payments on our power purchase rights loans. No dividend was paid in this quarter.

Liquidity and capital resources

We ended the quarter with $11.9 million in cash. We had $3.9 million committed to standby letters of credit, leaving $46.1 million available under our $50 million revolving credit facility.

Based on our current level of operations, we believe that the existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next twelve months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Off-balance sheet arrangements

We had no material off-balance sheet arrangements, apart from the $3.9 million committed for standby letters of credit under our revolving credit facility.

Research and development

We did not conduct significant research and development activities in the period, nor in any comparable periods.

Income taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt.

Outlook

The prevailing view in recent years has been that the lumber market is poised for a sustained period of price improvement, supported on the demand side by continued recovery in the U.S. housing sector and ongoing sales to China, and on the supply side by capacity constraints resulting from the effects of the mountain pine beetle infestation on available timber volumes in British Columbia, as well as timber supply reductions in eastern Canada. Though we generally agree with this outlook and expect these demand and supply trends to prevail in 2016, our forecast is tempered by regional variations in the U.S. housing recovery, increased lumber production in North America and the unsteady nature of current economic conditions in key global regions, including China.

The average lumber benchmark price was virtually unchanged quarter-to-quarter, but markets trended lower through much of the period, as increased supply negatively affected pricing. We expect lumber prices to strengthen in the fourth quarter of this year and into the first quarter of 2016, as U.S. demand continues to increase and some supply is removed from the market.

The prevailing benchmark price of lumber resulted in the imposition of export charges under the Softwood Lumber Agreement (SLA) in certain months of 2015, with our payments totaling $1.3 million for the third quarter and $2.5 million in the year to date. The SLA expired on October 12, 2015, commencing a one-year period of free trade, during which a “standstill provision” of the SLA will preclude the U.S. from bringing any trade action against Canadian softwood lumber producers.

BCTMP pricing remained under pressure in the period, as Chinese paperboard producers continued to struggle with slowing demand for their product and to draw down pulp inventories. In addition, the Chetwynd BCTMP mill began production in July, increasing supply and putting further pressure on pricing during the third quarter. The Chetwynd mill has since announced an indefinite period of market-related downtime that is expected to extend into the first quarter of 2016. There have also been curtailments at the Paper Excellence mill in Meadow Lake, Saskatchewan, as well as the Tembec mill in Temiscaming, Quebec. We expect market conditions to improve as this reduced supply restores a more favorable pricing environment for BCTMP.

With a large portion of our sales denominated in U.S. currency, fluctuations in exchange rates may have a significant effect on our income.

In 2015, we expect our sawmills to continue operating at rates similar to those achieved in 2014, for expected production of approximately 540 million board feet. Pulp output is expected to decline to approximately 310,000 tonnes, due to the effluent treatment system constraints experienced in the first half of 2015 and to modest impacts associated with the commissioning of BEP components in the second half of the year.

We expect to continue seeing upward pressure on our costs, with the major factors in the foreseeable future being increased log costs and rising consumer costs for power related to transmission infrastructure expansion.